UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

MDJM LTD

(Name of Issuer)

Ordinary Shares, $0.001 Par Value

(Title of Class of Securities)

G59290109

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G59290109

1. Names of Reporting Persons. MDJH Ltd.

2. Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐

3. SEC Use Only

4. Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 10,200,000 ordinary shares
6. Shared Voting Power 0
7. Sole Dispositive Power 10,200,000 ordinary shares
8. Shared Dispositive Power 0

9. Aggregate Amount Beneficially Owned by Each Reporting Person 10,200,000 ordinary shares

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11. Percent of Class Represented by Amount in Row (9) 87.6%(1)

12. Type of Reporting Person CO

(1)	Percentage is calculated based on 11,640,820 ordinary shares outstanding as of December 31, 2019.

CUSIP No. G59290109

1. Names of Reporting Persons. Siping Xu

2. Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐

3. SEC Use Only

4. Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 10,200,000 ordinary shares
6. Shared Voting Power 0
7. Sole Dispositive Power 10,200,000 ordinary shares
8. Shared Dispositive Power 0

9. Aggregate Amount Beneficially Owned by Each Reporting Person 10,200,000 ordinary shares

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11. Percent of Class Represented by Amount in Row (9) 87.6%(1)

12. Type of Reporting Person IN

(1)	Percentage is calculated based on 11,640,820 ordinary shares outstanding as of December 31, 2019. Siping Xu is the 100% owner of MDJH Ltd., which holds 10,200,000 ordinary shares of MDJM LTD.

CUSIP No. G59290109

ITEM 1.

(a) Name of Issuer:

MDJM LTD (the “Issuer”)

(b) Address of Issuer’s Principal Executive Offices:

Suite C-1505, Saidun Center, Xikang Road,

Heping District, Tianjin, People’s Republic of China

ITEM 2.

(a) Name of Person Filing:

MDJH Ltd.

Siping Xu

(b) Address of Principal Business Office, or if None, Residence:

MDJH Ltd.

Suite C-1505, Saidun Center,

Xikang Road, Heping District,

Tianjin, People’s Republic of China

Siping Xu

Suite C-1505, Saidun Center,

Xikang Road, Heping District,

Tianjin, People’s Republic of China

(c) Citizenship:

MDJH Ltd.: British Virgin Islands

Siping Xu: People’s Republic of China

(d) Title of Class of Securities:

Ordinary Shares, par value US$0.001 per share

(e) CUSIP Number:

G59290109

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

Not applicable.

ITEM 4. OWNERSHIP.

The following information with respect to the ownership of the ordinary shares of the Issuer by the Reporting Persons is provided as of December 31, 2019:

			Number of shares as to which such person has:
Reporting Person	Amount Beneficially Owned	Percent of Class (1)	Sole Power to Vote or Direct the Vote	Shared Power to Vote or to Direct the Vote	Sole Power to Dispose or to Direct the Disposition of	Shared Power to Dispose or to Direct the Disposition of
Siping Xu(2)	10,200,000	87.6%	10,200,000	0	10,200,000	0
MDJH Ltd.(3)	10,200,000	87.6%	10,200,000	0	10,200,000	0

(1)	Based on 11,640,820 total issued and outstanding ordinary shares of the Issuer as of December 31, 2019.

(2)	Includes 10,200,000 shares held by MDJH Ltd. MDJH Ltd. is a British Virgin Islands company wholly-owned by Siping Xu.

(3)	A British Virgin Islands company wholly owned by Siping Xu.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10. CERTIFICATIONS.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 6, 2020

MDJH Ltd.

/s/ Siping Xu
Name: Siping Xu Title: Sole Director

/s/ Siping Xu
Name: Siping Xu

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

EXHIBIT INDEX

Found on Sequentially
Exhibit	Numbered Page

Exhibit A: Agreement of Joint Filing

EXHIBIT A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the ordinary shares of the Issuer shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G.

Date: March 6, 2020

MDJH Ltd.

By:	/s/ Siping Xu
Name:	Siping Xu
Title:	Sole Director

Siping Xu

/s/ Siping Xu